Exhibit 99.1

Nano Dimension and Infinite Epigenetics Provide Additional Information Regarding Proposed Business Combination

Companies Provide Additional Color on Infinite’s Business Model, Market Opportunity and Capital Plan, and Respond to Murchinson Ltd.’s Letter

WALTHAM, Mass., June 16, 2026 — Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension,” “Nano”, or the “Company”) and Infinite Epigenetics™ (“Infinite Epigenetics,” “Infinite”) today issued the following shareholder update to provide additional detail on the proposed business combination announced on June 15, 2026. The Company has carefully reviewed Murchinson’s recent letter regarding the proposed transaction with Infinite. While we welcome shareholder engagement and are committed to transparency, the final details of the transaction are still being negotiated. However, we would like to address specific questions posed by Murchinson, contextualize the Infinite story and commercial success achieved, and provide further perspective on the substantial value creation of the proposed transaction. We will then provide complete details and a description of the proposed transaction for discussion with shareholders once finalized. We recognize that this is a complex transaction and appreciate the feedback that we have received so far; we look forward to continued discussions with shareholders about this transaction with the benefit of full and finalized information, and the exciting path forward for Nano.

A Real Business with Proven Science in a Well-Established Market

Murchinson's letter ignores the central fact that Nano's Board of Directors (the “Board”) evaluated: Infinite Epigenetics is not a concept company and not an AI wrapper around generic healthcare data. It is built on operating businesses, a CLIA-certified methylation laboratory, established science, and defensible proprietary assets, which is precisely why the Board believes this combination presents a compelling long-term value creation opportunity for shareholders.

The science is established, not speculative. Epigenetics is one of the most extensively validated areas of modern molecular biology, supported by a deep and growing body of peer-reviewed research, including over 50 publications authored by experts within Infinite’s team. A single sample processed in Infinite's CLIA-certified laboratory can read more than one million epigenetic signals, and its proprietary database comprises more than 120,000 biological samples, among the largest private DNA methylation datasets in the world. This is not a concept awaiting proof. It is an operating diagnostic platform with existing commercial revenue, a network of more than 7,500 healthcare providers, and issued intellectual property.

The category is proven by public-market leaders. The model of building a category-defining molecular diagnostics company is well established, and three multi-billion-dollar public companies have each validated a different piece of what Infinite is building. GRAIL (~$2.5B Market Cap) demonstrated that methylation-based diagnostics can detect disease. Exact Sciences (valued at ~$21B in announced acquisition by Abbott), with Cologuard, demonstrated that a molecular diagnostic test can achieve broad clinical adoption and payor reimbursement and scale into a household name. Tempus AI (~$9B Market Cap) demonstrated that proprietary biological data paired with AI commands a premium public-market valuation. Notably, Brad Keywell, Original Investor & Board Member of Tempus AI, is the Chairman of Infinite’s board, a reflection of experienced confidence in Infinite's approach.

Infinite is pursuing all three of these proven strategies: methylation-based detection, a scaled clinical testing business, and a proprietary data-and-AI platform, simultaneously, on a single platform and across multiple disease areas. The opportunity these companies illustrate is precisely the one Murchinson overlooks: enormous value is created as a data-driven diagnostics platform scales, and that value accrues to those who participate early rather than after it has already been recognized in the public markets. Moreover, by utilizing AI, Infinite can scale its business with a fraction of the capital required by its predecessors.

Clear Strategic Rationale and Capital Plan

Of the approximately 20 opportunities that the Nano leadership thoroughly evaluated, Infinite was selected as the single greatest candidate to drive value for Nano’s shareholders. While Infinite represents a transition of Nano’s operations from 3D printing to AI-powered preventive health and diagnostics, the Board believes the next wave of healthcare AI will be built on proprietary biological data, not generic medical text, and Infinite's focus on DNA methylation is a distinct and complementary frontier. The chronic disease diagnostics market exceeds $90 billion, significantly larger than the 3D printing industry. The Board's focus is on capturing the biggest addressable market for shareholders, which this opportunity delivers.

Infinite is developing the next step: a multi-omics foundation model trained in biology rather than language. Its AI strategy begins with a live, provider-facing assistant that helps clinicians interpret methylation reports today, but the chatbot is merely the interface. The real value sits underneath it, in the biological foundation model and the IP that powers it: a proprietary dataset, proprietary algorithms, multiple patents, and existing commercial scale, designed to learn from methylation data and clinical context that cannot be scraped from the internet. This is the defined purpose of Nano's capital: to accelerate the data, validation, compute, and clinical infrastructure that turn a real diagnostics business into a compounding biological AI platform, an asset that cannot be easily replicated and grows more valuable over time.

This transaction is not a search for a use of capital, it is a plan to deploy capital against a specific, defensible asset. The capital would fund two complementary engines of value. First, it would accelerate commercialization of Infinite's existing diagnostic and consumer operations, expanding the provider network, test volume, and multiple revenue lines of an already-operating business. Second, it would fund the continued expansion of Infinite's proprietary methylation dataset and the development of its biological AI platform: the data engine and the models that translate epigenetic signals into earlier detection of major chronic diseases.

The epigenome records what is happening in your body right now, governing which genes are turned on or off in response to age, environment, and disease. The AI models that are currently prominent in computational biology are trained on static gene sequencing and predict average population behavior, not the functional state of a real person measured over time. Only epigenetic data can do this. Infinite uniquely owns one of the world’s largest epigenetic datasets with more than 120,000 samples, making it one of the only platforms capable of executing this vision. The result is a compounding dynamic. Commercial growth generates more proprietary data, that data strengthens the AI platform, and the platform deepens a competitive advantage that cannot be easily replicated and grows more valuable over time. Unlike genetic testing, which returns the same fixed result every time, epigenetic testing is dynamic and longitudinal: a patient's biology changes over time, so they can be retested again and again. That makes it a recurring model rather than a one-time transaction, and every repeat test feeds the model, making it smarter.

Finally, this transaction differs meaningfully from a SPAC. This is not a situation where the amount of cash at closing is unclear, the capitalization table is over-burdened by warrants and the external sponsor receives a significant promote. Rather, this transaction reflects a value-accretive combination with a defined operating business. Unlike a SPAC, the Company remains an operating platform with existing assets, and capital and strategic direction. Further, in the contemplated transaction, the premium to Nano’s cash value accrues to the benefit of Nano’s shareholders through their ownership in the combined company, not a SPAC sponsor.

A Rigorous Review and Diligence Process

The term sheet with Infinite is the culmination of a months-long, rigorous and comprehensive review process conducted with the support of Nano’s financial advisor and legal counsel. This review process considered a range of opportunities, including companies within the manufacturing space, as well as those operating in healthcare diagnostics, artificial intelligence, biological data analytics, and precision medicine. In addition, the Company engaged the services of several well-known consultants to assist in assessing Infinite’s technology, target markets and business operations.

Board Expertise and Independence

The Board is composed of individuals with significant experience across capital allocation, mergers & acquisitions, corporate governance, public markets and technology-enabled industries. The board remains committed to driving long-term returns for shareholders and has the ability, with the support of external experts and advisors, to evaluate complex opportunities and execute transactions that enhance shareholder value.

Additionally, Murchinson's reference to General Garrett conflates two fundamentally different roles. A director is a fiduciary who votes to approve a transaction; an advisor provides subject-matter expertise and has no vote, no fiduciary duty, and no authority over whether a deal proceeds or on what terms. General Garrett serves Infinite Epigenetics as an advisor on government and military health, a field unrelated to the matters Murchinson cites, and plays no role in Nano's evaluation or approval of this combination, which rests with Nano's Board and its shareholders. Attaching a prior, unanimous Board decision to an individual's later, unrelated advisory role is innuendo, not analysis.

Alignment with Shareholders

The Board rejects any implication that its decision to pursue this transaction is motivated by interests that are not aligned with shareholders. For the avoidance of doubt, the Board has not approved and will not support any arrangement that is not aligned with shareholder interests. Indeed, this transaction will not provide for any separate or transaction-driven compensation or payouts. The term sheet provides for Nano to get two board seats to join the combined company board based upon the expected shareholder ownership split; this is designed to protect the ongoing interests of Nano’s shareholders and is standard practice for all stock mergers.

We have heard from certain shareholders that they prefer a simple return of capital. That option is far less attractive than it appears. A liquidation or wind-down would not return the headline cash dollar-for-dollar: it would be reduced materially by wind-down and professional costs, tax leakage, reserves for contingent liabilities, and the time value of cash escrowed for an extended period before any final distribution. It would also assign zero value to Nano's Nasdaq listing, a scarce, expensive-to-replicate asset, and remove any chance of upside. By contrast, the proposed combination values Nano at net cash plus a 20% premium, preserving Nano’s listing's value, lets holders retain contingent value rights on Nano's legacy assets, and adds equity upside, a premium with optionality versus a discount with finality.

Transaction Terms

While we are not able to address particular terms of the merger until we have fully negotiated definitive documents, we believe the terms we have negotiated thus far are customary for transactions of this nature. Moreover, we are affording our shareholders the opportunity to receive a 20% premium for the cash value of the Company through the ownership in the combined entity.

Market Reaction vs. Long-term Outlook

Short-term trading volatility is not a reliable measure of long-term value creation as market reactions immediately following an announcement are often incomplete, information-constrained and influenced by short-term trading dynamics. The Board is committed to clear and consistent engagement with all investors and is confident that once the full and detailed information is available for review, investors will recognize the substantial value creation opportunity that this transaction represents. To that end, any definitive agreement will be presented and subject to shareholder vote. The Board does not make decisions focused on maximizing short-term price performance but rather aligned with strategies that they believe will generate superior long-term value creation for the Company’s shareholders.

Board Providing Transparency vs. Unclear Alternative From Murchinson

We agree with Murchinson that transparency is critical to maintaining credibility and the confidence of shareholders. Since Dave Stehlin was named CEO in September 2025 and the strategic review process was initiated, the Company has issued 13 press releases and updates where possible to ensure that the focus and strategy of the Board is clear. Our latest announcement, investor call, investor presentation and this subsequent press release are all testaments to the Board's commitment to provide information to shareholders as available so they can make an informed decision. While we acknowledge the importance of Murchinson's ability to ask questions, we believe the same standard of transparency should be applied equally to all parties. Murchinson has requisitioned an extraordinary shareholder meeting with intent to replace a majority of Nano's Board, yet despite multiple requests and offers for engagement, has not provided any detail on what their plan for Nano would be. On behalf of all shareholders, we ask: how would they utilize Nano's significant balance sheet reserves? The absence of any such transparency leaves shareholders without the information needed to evaluate whether Murchinson's intentions are aligned with the best interests of the Company and all of its shareholders.

Murchinson is asking shareholders to focus on surface-level labels. Nano is asking shareholders to look at the asset and value potential: a commercial epigenetics diagnostics platform with strong recurring revenue, a CLIA-certified lab, more than 120,000 epigenetic samples processed, over 50 peer-reviewed validation studies, reported performance metrics across major chronic diseases that are stronger than traditional diagnostics, one of the world’s largest proprietary biological datasets, and an AI foundation model that Nano’s capital can help accelerate toward significant revenue growth.

Nano’s cash is not being used to chase an AI slogan. It is expected to fund clinical validation, payer evidence, reimbursement work, provider growth, data infrastructure, regulatory preparation, pharma and data partnerships, and disciplined commercial scale.

About Nano Dimension Ltd.

Nano Dimension Ltd. (Nasdaq: NNDM) has historically delivered advanced digital manufacturing technologies serving customers across the defense, aerospace, automotive, electronics and medical device industry segments. Following a strategic review process initiated in 2025, the Company has focused on streamlining its operations, reducing cash burn, monetizing product lines and evaluating opportunities to deploy its capital base and publicly traded company platform into a more compelling long-term value creation opportunity. Nano Dimension continues to operate its remaining product lines, while the Company advances its strategic plan and evaluates the proposed business combination with Infinite Epigenetics. For more information, please visit www.nano-di.com.

About Infinite Epigenetics

Infinite Epigenetics is an AI-powered, preventive health and diagnostics company building a proprietary biological AI platform to read, interpret, and apply epigenetic signals at scale. Powered by one of the world’s largest private DNA methylation datasets and supported by a deep body of peer-reviewed research, the company partners with biotech innovators, researchers, and healthcare organizations to translate epigenetic insights into actionable diagnostic and clinical applications. Its operating portfolio includes TruDiagnostic™, a CLIA-certified laboratory and clinical epigenetic testing company, and Tally Health™, a consumer longevity and preventive health company. For more information, visit www. infiniteepigenetics.com.

infiniteepigenetics.com

trudiagnostic.com

tallyhealth.com

prnewswire.com/news/trudiagnostic

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding the extraordinary general meeting requisitioned by Murchinson, Nano Dimension’s strategic plan, strategic alternatives review process, expectations on the timing, economics and success of the proposed business combination, beliefs regarding the future success and long-term growth opportunities of Infinite Epigenetics and the combined company, expectations for the structure of the proposed business combination, belief that deploying Nano’s capital and publicly traded company platform into a high growth healthcare and data business offers a more compelling path to long-term value creation than continuing to scale within the advanced digital manufacturing sector, and all other statements other than statements of historical fact that address activities, events or developments that Nano Dimension intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements may be characterized by terminology such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “continue,” “likely,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. These forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Accordingly, the Company cautions shareholders that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. The forward-looking statements contained or implied in this communication are subject to other risks and uncertainties, including, but not limited to (i) the risk that Nano Dimension and Infinite Epigenetics are unable to negotiate and enter into a definitive agreement for the proposed combination; (ii) the risk that the conditions to the closing (including any necessary shareholder approvals) are not satisfied; (iii) uncertainties as to the timing of the consummation of the proposed combination and the ability of each of Nano Dimension and Infinite Epigenetics to consummate the proposed combination; (iv) effect of the announcement of the proposed combination on the ability of Nano Dimension and Infinite Epigenetics to continue to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; (v) risks related to the failure or delay in obtaining required approvals from any governmental or regulatory entity necessary to consummate the proposed combination; (vi) changes in the exchange ratio that could cause Nano Dimension’s shareholders and Infinite Epigenetics’ stockholders to own more or less of the combined company than is currently anticipated; (vii) risks related to the market price of Nano Dimension’s shares relative to the value suggested by the term sheet; (viii) unexpected costs, charges or expenses resulting from the proposed combination; (ix) the potential for the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the definitive agreement for the proposed combination and the other agreements entered into in connection therewith; (x) the possibility that holders of CVRs may never receive any proceeds therefrom; (xi) changes in demand for Nano Dimenson’s or Infinite Epigenetics’ products and services; (xii) global market, political and economic conditions, and conditions in the countries in which Nano Dimension and Infinite Epigenetics operate; (xiii) the impact of changes in law and government regulations; (xiv) competition in the epigenetics health industry; (xv) the risk of litigation, including any proceedings that may be instituted against Nano Dimension or Infinite Epigenetics related to the proposed combination; (xvi) the impact of rapid technological change in the epigenetics health industry; and (xvii) those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 10-K for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2026, and in any subsequent filings with the SEC.

Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this communication.

Additional Information and Where to Find It

The Company has filed a preliminary proxy statement and intends to file a proxy statement and WHITE proxy card with the SEC in connection with its solicitation of proxies for an extraordinary general meeting of shareholders that will include, among other proposals, a proposal to approve on a non-binding advisory basis a resolution regarding the continuation of Nano Dimension’s strategic alternatives review process including any related transaction approved by the Board (the “Extraordinary General Meeting”). THE COMPANY’S SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE DEFINITIVE PROXY STATEMENT, ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND THE ACCOMPANYING WHITE PROXY CARD WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION.

Shareholders may obtain the proxy statement, any amendments or supplements to the proxy statement and other documents as and when filed by the Company with the SEC without charge from the SEC’s website at www.sec.gov.

This communication also relates to a proposed combination involving Nano Dimension and Infinite Epigenetics and may be deemed to be solicitation material in respect of the proposed combination. In connection with the proposed combination, Nano Dimension intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will contain a proxy statement of Nano Dimension that will constitute a prospectus with respect to shares of Nano Dimension’s stock to be issued in the proposed combination (the “Proxy Statement/Prospectus”). Nano Dimension may also file other documents with the SEC regarding the proposed combination. This document is not a substitute for the Proxy Statement/Prospectus or any other document which Nano Dimension may file with the SEC. INVESTORS AND SECURITYHOLDERS OF NANO DIMENSION AND INFINTE EPIGENETICS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED BY NANO DIMENSION WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION AND RELATED MATTERS. Nano Dimension shareholders and Infinite Epigenetics stockholders will also be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents containing important information about Nano Dimension, Infinite Epigenetics and the proposed combination that will be filed with the SEC by Nano Dimension through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Nano Dimension will also be available free of charge on Nano Dimension’s website at https://investors.nano-di.com/sec-filings-1/default.aspx or by contacting Nano Dimension’s investor relations department by email at ir@nano-di.com.

Participants in the Solicitation

The Company, the President, Chief Executive Officer and Director, David Stehlin, and each of its non-employee directors (namely, Robert Pons; Phillip Borenstein; Dr. Joshua Rosensweig and Andrew Sriubas) are deemed to be “participants” (as defined in Section 14(a) of the Securities Exchange Act of 1934) in the solicitation of proxies from the Company’s shareholders in connection with the matters to be considered at the Extraordinary General Meeting. Information about the compensation of our non-employee Directors is set forth in the sections titled “Director Compensation” and “Director Compensation Table” in the Company’s Annual Report, at pages 54-56, and is available here. Information about the compensation of our President, Chief Executive Officer, and Director, David Stehlin, is set forth in the section titled “Executive Compensation” in the Annual Report, at pages 56-64, and is available here. Information regarding the participants’ holdings of the Company’s securities can be found in the section titled “Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters” in the Company’s Annual Report on pages 64-65 and is available here, and as updated in the filings referenced below. Supplemental information regarding the participants’ holdings of the Company’s securities can be found in SEC filings on Statements of Change in Ownership on Form 4 filed with the SEC on May 29, 2026 for Mr. Stehlin (available here) and June 12, 2026 (available here). Such filings are available on the Company’s website at https://investors.nano-di.com/sec-filings-1/default.aspx or through the SEC’s website via the links referenced above.

Updated information regarding the participants’ direct or indirect interests, by security holdings or otherwise, is be set forth in the Company’s preliminary proxy statement on Schedule 14A and will be set forth in the Company’s definitive proxy statement and other materials to be filed with the SEC in connection with the Extraordinary General Meeting.

Nano Dimension and its directors and executive officers may be deemed to be “participants” (as defined in Section 14(a) of the Securities Exchange Act of 1934) in the solicitation of proxies from Nano Dimension’s shareholders in connection with the proposed combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Nano Dimension’s shareholders in connection with the proposed combination will be set forth in the Proxy Statement/Prospectus on Form S-4 for the proposed combination, which is expected to be filed with the SEC by Nano Dimension. Investors and securityholders of Nano Dimension and Infinite Epigenetics are urged to read the Proxy Statement/Prospectus and other relevant documents that will be filed with the SEC by Nano Dimension carefully and in their entirety when they become available because they will contain important information about the proposed combination.

Contacts

Investors:

Purva Sanariya

Director, Investor Relations

ir@nano-di.com

Media:

Samuel Manning

Principal Manager, External Communications

press@nano-di.com